UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 8, 2020, Lianluo Smart Limited (the “Company”) held a special shareholder meeting at its executive officers at Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing, 102200, China. Holders of the Company’s common shares, par value US$0.002731 (“Common Shares”) at the close of business on March 4, 2020 (the “Record Date”) were entitled to vote at the meeting. As of the Record Date, there were 17,685,475 Class A Common Shares and 11,111,111 Class B Common Shares issued and outstanding. According to the Company’s current Amended and Restated Memorandum and Articles of Association, each Class A Common Share has one vote per share and each Class B Common Share has ten votes per share. Common Shares representing approximately 87.23% of total voting powers, constituting a quorum, were represented in person or by valid proxies at the meeting.

The shareholders voted on and approved three proposals at the meeting. The final results for the votes regarding each proposal are set forth below.

Proposal 1: To consider and vote upon a proposal to (i) approve a combination of Common Shares at a ratio within the range from one-for-two up to one-for-twenty (the “Share Combination”) to be determined by the Board of Directors of the Company (the “Board”) and (ii) amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that the Board may (a) settle as it considers expedient any difficulty which arises in relation to any combination or consolidation of shares of the Company and (b) determine to compulsorily redeem any fractional shares arising under a share combination of the Company so that (subsequent to such redemption) the shareholder holds a whole number of shares (the “Share Combination Proposal”).

The votes regarding this proposal were as follows (Class A and Class B Common Shares voting together as a group):

Votes For	Votes Against	Abstain
111,974,721	366,673	2,977

Proposal 2: Following the approval of the Share Combination Proposal, to consider the vote on a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company (subject to the determination by the Board of a ratio for the Share Combination) to convert all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 5% of the total issued and outstanding Class B Common Shares immediately after the effectiveness of the Share Combination (the “Automatic Conversion Proposal”). The votes regarding this proposal were as follows:

(a) Class A and Class B Common Shares voting together as a group:

Votes For	Votes Against	Abstain
111,996,085	329,957	18,329

(b) Class B Common Shares votes:

Votes For	Votes Against	Abstain
111,111,110	0	0

Proposal 3: To consider and vote upon a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that shareholders of the Company may amend the Memorandum or Articles of Association of the Company by a resolution consented to in writing by the shareholders representing a majority of the votes of the shares entitled to vote thereon (the “Shareholders Amend M&A by Written Resolution Proposal”).

The votes regarding this proposal were as follows (Class A and Class B Common Shares voting together as a group):

Votes For	Votes Against	Abstain
112,027,674	276,777	39,920

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

April 8, 2020	By:	/s/ Zhitao He
Zhitao He
Chief Executive Officer